SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                           (Amendment No. __) /*/


                          Infosafe Systems, Inc.
         -------------------------------------------------------
                            (Name of Issuer)


            Class  B Common Stock, par value $[.01] per share
         -------------------------------------------------------
                    (Title of Class of Securities)


                                 N/A
         -------------------------------------------------------
                            (CUSIP Number)


                      Arthur R. Medici, President
                        Infosafe Systems, Inc.
                            805 Third Avenue
                       New York, New York 10022
                            (212) 867-7200
         -------------------------------------------------------
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                            June 19, 1998
         -------------------------------------------------------
         (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4),
check the following box [   ].

Check the following box if a fee is being paid with this statement
[   ].  A fee is not required only if the reporting person : (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   /*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                             SCHEDULE 13D


        CUSIP No. N/A
     -----------------------------------------------------------

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael T. Brooks
         (Taxpayer ID No. ###-##-#### )
     -----------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [   ]
         (b) [   ]
     -----------------------------------------------------------
     3   SEC USE ONLY
     -----------------------------------------------------------
     4   SOURCE OF FUNDS
         PF
     -----------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [   ]
     -----------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
     -----------------------------------------------------------
                     7   SOLE VOTING POWER
       NUMBER OF         10,000 (see Item 6 herein)
        SHARES       -------------------------------------------
     BENEFICIALLY    8   SHARED VOTING POWER
       OWNED BY          -0-
         EACH        -------------------------------------------
      REPORTING      9   SOLE DISPOSITIVE POWER
        PERSON            410,000 (see Item 6 herein)
         WITH        -------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                         -0-
     -----------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
         410,000 (400,000 of Class B and 10,000 of Class A)
     -----------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [   ]
     -----------------------------------------------------------
     13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.4% of Class B and 0.2% of Class A
     -----------------------------------------------------------
     14  TYPE OF REPORTING PERSON*
         IN
     -----------------------------------------------------------


Item 1.   Security and Issuer.

          This Schedule 13D relates to the Class A Common Stock, par value $0.01 ("Class A Shares") and Class B Common Stock, par value $0.01 per share ("Class B Shares"), of Infosafe
          Systems, Inc. ("Issuer"). Based solely on information provided by the Issuer, as of June 19, 1998 there were 4,720,419 shares of Class A and 991,322 shares of Class B issued and outstanding.

          The address of the Issuer's principal executive office is 805 Third Avenue, New York, New York, 10022.


Item 2.   Identity and Background.

          (a).    The person filing this statement is Michael T. Brooks.

          (b-c). Mr. Brooks' business address is Fiero Fluid Power, 5280 Ward Road, Arvada, CO 80002. His current principal occupation is President of Fiero Fluid Power.

          (d). Mr. Brooks has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

          (e). To the best knowledge and belief of Mr. Brooks, during the last five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

          On June 19, 1998, Mr. Brooks purchased Four Hundred Thousand shares (400,000) of Class B Common Stock in a private transaction, at a price of $0.28125 per share. The Shares were purchased using Promissory Note to the Issuer due on December 31, 1998 that bears interest a rate of ten percent
          (10%) per annum.


Item 4.   Purpose of Transaction.

          Mr. Brooks purchased the Class B Shares herein in order to make an additional equity investment in the Issuer. The Issuer and Mr. Brooks have entered into a Stockholder's Agreement (defined below in Item 6 below) under which the Issuer has the right of purchase the Class B Shares at any time at a price equal to $0.37406 per share.


Item 5.   Interest in Securities of the Issuer.

          (a) and (b).

          (c) There have been no transactions in shares of Common Stock by Mr. Brooks during the past 60 days.

          (d) No persons, other than Mr. Brooks, have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the Shares acquired by Mr. Brooks.

          (e)     Not applicable.


Item 6.   Contracts, Arrangements, Understandings or Relationships.

          Pursuant to the Stockholder's Agreement (the Stockholder's Agreement") dated as of June 19, 1998 by and between the Issuer and Mr. Brooks, Mr. Brooks agreed to deposit the 400,000 Class B Shares into a Voting Trust Agreement (the "Voting Trust") dated as of February 12, 1997 by and among the Trustees (consisting of the all the Directors of the Issuer) and certain shareholders. The shares held in the Voting Trust, including the Class B Shares deposited by Mr. Brooks, are subject to certain exceptions, voted by the
          Trustees.   The Voting Trust, with the inclusion of Mr.
          Brooks' Class B Shares, controls 46.5% of total voting power of all outstanding classes of voting stock of the
          Issuer.   The Trustees and certain other shareholders
          control a majority of the total voting power and they intend to approve certain resolutions by written consent which will no become effective until the requirements of
          Section 14(c) of the Securities Exchange Act of 1934 are met.

          In addition, the Stockholder's Agreement provides the Issuer with the right to purchase the 400,000 Class B Shares beneficially owned by Mr. Brooks at any time at a price equal to $0.37406 per share.

Item 7.   Material to be Filed as Exhibits.

          None.





          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated as of: June     , 1998

                                          /s/___________________________
                                             Michael T. Brooks